Exhibit 99.1

News Release

Air Canada, TD, CIBC,Visa and Aimia Reach Agreement
in Principle for Acquisition of

Aeroplan Loyalty Business

•	Purchase price consists of $450 million in cash and the assumption of approximately $1.9 billion of Aeroplan Miles liability
•	Agreement in principle was unanimously approved by Aimia's Board of Directors and is supported by Mittleman Brothers
•	Transaction would provide value for Aimia and its shareholders and continuity for Aeroplan members and customers of Air Canada, TD, CIBC and Visa
•	Transaction subject to negotiation of definitive agreements and other conditions; completion expected fall 2018

TORONTO, August 21, 2018 - Air Canada, The Toronto-Dominion Bank (“TD”), Canadian Imperial Bank of Commerce (“CIBC”), Visa Canada Corporation (“Visa”) (collectively, “the Consortium”) and Aimia Inc. (“Aimia”) announced today that they have entered into an agreement in principle for the acquisition of Aimia’s Aeroplan loyalty business.

“We are pleased to see that an agreement in principle has been reached as Aeroplan members can continue to earn and redeem with confidence. This transaction, if completed, should produce the best outcome for all stakeholders, including Aeroplan Members, as it would allow for a smooth transition to Air Canada's new loyalty program launching in 2020, safeguarding their miles and providing convenience and value for millions of Canadians,” said Calin Rovinescu, President and CEO of Air Canada, on behalf of the consortium.

The transaction is expected to deliver significant value to Aimia’s stakeholders and the agreement in principle was approved unanimously by Aimia's Board of Directors upon recommendation by its Special Committee of independent directors. Mittleman Brothers, LLC, Aimia’s largest shareholder who owns approximately 17.6% of Aimia’s common shares, has provided a lock-up and support agreement under which it has agreed to vote in favour of the proposed transaction.

The aggregate purchase price consists of $450 million in cash and is on a cash-free, debt-free basis and includes the assumption of approximately $1.9 billion of Aeroplan Miles liability.

The transaction is subject to the satisfactory conclusion of definitive transaction documents, Aimia shareholder approval, and certain other conditions, including due diligence, receipt of customary regulatory approvals and completion by the Consortium of credit card loyalty program and network agreements for future participation in Air Canada’s new loyalty program.

Caution Regarding Forward-Looking Information

This news release includes forward-looking statements within the meaning of applicable securities laws. Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors. The acquisition of the Aeroplan loyalty business is subject to the satisfactory conclusion of transaction documents, Aimia shareholder approval, and certain customary and other conditions and there are no assurances that the acquisition will be completed as described in this news release or at all. Any forward-looking statements contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, except as required under applicable securities regulations, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, is disclaimed.

About Air Canada

Air Canada is Canada's largest domestic and international airline serving more than 220 airports on six continents.  Canada's flag carrier is among the 20 largest airlines in the world and in 2017 served more than 48 million customers.  Air Canada provides scheduled passenger service directly to 64 airports in Canada, 59 in the United States and 98 in Europe, the Middle East, Africa, Asia, Australia, the Caribbean, Mexico, Central America and South America. Air Canada is a founding member of Star Alliance, the world's most comprehensive air transportation network serving 1,317 airports in 193 countries.  Air Canada is the only international network carrier in North America to receive a Four-Star ranking according to independent U.K. research firm Skytrax, which also named Air Canada the 2018 Best Airline in North America.  Air Canada was also named the 2018 Eco-Airline of the Year by the respected airline industry publication Air Transport World in its 44th Annual Airline Industry Achievement Awards for its commitment to emissions reductions through supporting the development of alternative fuels, its numerous green programs and partnerships, and being the first airline worldwide to voluntarily join the World Bank's IMF Carbon Pricing Leadership Coalition. For more information, please visit: www.aircanada.com/media, follow @AirCanada on Twitter and join Air Canada on Facebook.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had CDN$1.3 trillion in assets on April 30, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

About Visa Inc.

Visa Inc. (NYSE: V) is the world’s leader in digital payments. Our mission is to connect the world through the most innovative, reliable and secure payment network - enabling individuals, businesses and economies to thrive. Our advanced global processing network, VisaNet, provides secure and reliable payments around the world, and is capable of handling more than 65,000 transaction messages a second. The company’s relentless focus on innovation is a catalyst for the rapid growth of connected commerce on any device, and a driving force behind the dream of a cashless future for everyone, everywhere.  As the world moves from analog to digital, Visa is applying our brand, products, people, network and scale to reshape the future of commerce. For more information, visit visa.ca, visacorporate.tumblr.com and @VisaNewsCA.

About Aimia

Aimia Inc.'s (TSX:AIM) data-driven marketing and loyalty analytics provides clients with the customer insights they need to make smarter business decisions and build relevant, rewarding and long-term one-to-one relationships, evolving the value exchange to the mutual benefit of both our clients and consumers. Aimia partners with groups of companies and individual companies to help generate, collect and analyze customer data and build actionable insights. Our businesses include Aeroplan in Canada and Air Miles Middle East. The provision of loyalty strategy, program development, implementation and management services for other clients are underpinned by leading products and technology platforms such as the Aimia Loyalty Platform - Enterprise and Aimia Loyalty Platform - SaaS, and through our analytics and insights business, including Intelligent Shopper Solutions. In other markets, we own stakes in loyalty programs, such as Club Premier in Mexico and Think Big, a partnership with Air Asia and Tune Group. Our clients are diverse, and we have industry-leading expertise in the fast-moving consumer goods, retail, financial services, and travel and airline industries globally to deliver against their unique needs.

For more information about Aimia, visit www.aimia.com.

Contacts:

Air Canada:
Isabelle Arthur (Montréal)	isabelle.arthur@aircanada.ca	514 422-5788
Peter Fitzpatrick (Toronto)	peter.fitzpatrick@aircanada.ca	416 263-5576
Angela Mah (Vancouver)	angela.mah@aircanada.ca	604 270-5741
Internet:	aircanada.com

TD Bank Group:
Cheryl Ficker	Cheryl.Ficker@td.com	416 542-0983

CIBC:
Tom Wallis	tom.wallis@cibc.com	416-980-4048

Visa Inc.:
Jessica Culp	jculp@visa.com	647 244 7831

Aimia:
Tammy Smitham	tammy.smitham@aimia.com	416 985 9740